Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

October 19, 2007

Dear Mr. Rosenberg,

On behalf of Fresenius Medical Care AG & Co. KGaA (the “Company”), we submit this letter in response to comments from the Staff of the Securities and Exchange Commission (the “Commission”) received by letter dated October 9, 2007 relating to the Company’s Form 20-F/A for the year ended December 31, 2006 (File No. 001-32749), which was filed on February 26, 2007 (the “Form 20-F”). For the convenience of the Staff, we are also sending a copy of this letter via fax.

To assist the Staff’s review of the Company’s responses, the Staff’s comments have been repeated in bold type below, and the Company’s response to each comment appears immediately following the applicable comment. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Form 20-F.

Operating and Financial Review and Prospects, page 45
Critical Accounting Policies, page 47

1.

We have reviewed your response to prior comment 1. You disclosed that accounts receivable are a significant asset of yours and that the allowance for doubtful accounts requires significant estimates. Based on the significance of this asset, please revise the disclosure to present an aging of accounts receivable of each of your payor mix concentrations. The aging schedule may be based on management’s own reporting criteria or some other reasonable approximation. Please also disclose at a minimum the amounts past due and a breakdown by payor classification. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

Fresenius Medical Care AG & Co. KGaA	General Partner:	61346 Bad Homburg v.d.H.
	Fresenius Medical Care Management AG	Germany
Registered Seat:	Registered Seat:	Telephone: ++49-6172-609-0
Hof an der Saale, Germany, HRB 4019	Hof an der Saale, Germany, HRB 3894	Telefax: ++49-6172-609-2103
Supervisory Board:	Board of Management:
Dr. Gerd Krick (Chairman)	Dr. Ben Lipps (President and CEO)	Bank Details:
	Roberto Fusté, Dr. Emanuele Gatti, Rice Powell,	Dresdner Bank AG, Frankfurt am Main
	Lawrence A. Rosen, Dr. Rainer Runte, Mats Wahlstrom	IBAN Code: DE23500800000711673100
	Supervisory Board:	SWIFT Code: DRESDEFF501
	Dr. Ulf M. Schneider (Chairman)	Account-No.: 711 673 100

The Company will expand its disclosure in the 2007 Form 20-F by including an aging analysis as follows:

Aging of Net Trade Accounts Receivable by Major Payor Groups:

as at December 31, 2007

in million $	current	overdue by up to 3 months	overdue more than 3 months up to 6 months	overdue by more than 6 months up to 1 year	overdue by more than 1 year	Total	% of net trade A/R

U.S. Medicare and Medicaid Programs
U.S. Commercial Payors
U.S. Hospitals
Self-Pay of U.S. patients
Other North America, including product customers
International product customers and dialysis payors

Total

as at December 31, 2006

in million $	current	overdue by up to 3 months	overdue more than 3 months up to 6 months	overdue by more than 6 months up to 1 year	overdue by more than 1 year	Total	% of net trade A/R

U.S. Medicare and Medicaid Programs
U.S. Commercial Payors
U.S. Hospitals
Self-Pay of U.S. patients
Other North America, including product customers
International product customers and dialysis payors

Total

2.	We have reviewed your response to prior comment 2. Please revise to disclose that the amounts pending approval from third party payers represent less than 1% of gross accounts receivable.

The Company will disclose in the 2007 Form 20-F that the amounts pending approval from third party payors represent less than 1% of gross accounts receivable, assuming that the percentage will continue to be less than 1% as of December 31, 2007.

As requested by the Staff, the Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments please contact either the undersigned, at 011-49-6172-609-2255, or Mr. Lynn Lantow at 011-49-6172-609-2618. Any further written comments or other written communications can be faxed to me at 011-49-6172-609-2280 and/or to Mr. Lantow at 011-49-6172-609-392618. Please send a copy of any additional comments or other written communications to Robert A. Grauman, of Baker & McKenzie LLP, fax no. 212 310-1687. Thank you for your consideration.

Sincerely,

Fresenius Medical Care AG & Co. KGaA
 a partnership limited by shares, represented by:
 Fresenius Medical Care Management AG,
 its general partner

/s/ LAWRENCE A. ROSEN

Lawrence A. Rosen
Chief Financial Officer of the General Partner

cc:	Dr. Ben J. Lipps Robert A. Grauman Charles F. Niemeth